MN 55133-3428 USA 3-2204 gmlarson@mmm.com
Gregg M. Larson Vice President, Deputy General Counsel and Secretary	3M Legal Affairs Office of General Counsel	P.O. Box 33428 St. Paul, MN 55133-3428 USA Phone: (651) 733-2204 Email: gmlarson@mmm.com

May 8, 2018

Kevin J. Kuhar, Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:      3M Company

Form 10-K for  the Fiscal Year Ended December 31, 2017

Filed February  8, 2018

File No. 001-03285

Dear Mr. Kuhar:

We refer to your letter dated April 27, 2018, commenting on the disclosures contained in 3M Company’s (“3M,” the “Company,” or “our”/ “we”) Annual Report on Form 10-K for the year ended December 31, 2017, filed with the Securities and Exchange Commission on February 8, 2018. For your convenience, we have repeated each of the staff’s comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

1.

Divestitures and Strategic Investments (page 26)—Please explain to us the purpose of the tabular presentation of divestiture impacts and strategic investments net benefit (cost) and tell us how you considered the guidance in Item 10(e) of Regulation S-K in making your presentation.

Purpose of tabular presentation of “Divestiture impacts and strategic investments net benefit/(cost)”:

The tabular presentation of “Divestiture impacts and strategic investments net benefit/(cost)” is included on page 27 of our Form 10-K to provide readers supplemental transparency to two of the larger types of transaction/events affecting the Company’s reported income before income taxes and diluted EPS in 2017 as compared to 2016—including the extent to which these GAAP measures were so affected. The table specifically supplements the Item 7 “Overview” sections “Earnings per share (EPS) attributable to 3M common shareholders – diluted” and companion narrative discussion, “Year 2017 and fourth quarter EPS,” on pages 17 and 18. As referenced in each of these sections, full year-over-year (YOY) acquisitions and divestitures impacted diluted EPS $0.54 per share (of which divestitures were $0.61 per share) and incremental strategic investments impacted diluted EPS $0.51 per share. We viewed the textual narratives that describe the major elements impacting YOY EPS as effective for describing most of the components, but determined that readers would benefit from additional information regarding the impact that divestitures and strategic investments have on these measures. For example, with respect to divestitures, one would benefit from not only the extent of YOY impact but also the magnitude/background of gains on divestitures in each period or the extent of lost operating losses/income from divested business. Similarly, we determined it would be useful to provide investors information on the impact that each of our strategic investment decisions had on reported GAAP financial measures such as the impact of restructuring and exit activities (otherwise part of Note 4 – Restructuring Actions and Exit Activities), asset charges/accelerated depreciation, and other expenses associated with portfolio and footprint optimization activities. We also determined that a tabular presentation of this additional information would be most useful to a reader’s understanding. Therefore, the respective narratives on page 18 refer to the “Divestiture and Strategic Investments” section where this table is located.

We determined that the information and tabular presentation would be useful after considering the guidance of Regulation S-K, Item 303(a)(3) to “describe…events or transactions…that materially affected the amount of reported income…and…the extent to which income was so affected,” as well as describing significant components of income or expenses that, in the registrant’s judgment, should be described to understand its results of operations. Additionally, the Company concluded its presentation was relevant and useful after considering the guidance within the SEC’s 2003 release FR-72, “Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations” such as:

•

“…elicit[ing] more informative and transparent MD&A…that enables investors to see the company through the eyes of management” and “to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.”

•	placing an “emphasis on analysis of financial information.”
•	asking management to “consider whether a tabular presentation of relevant financial or other information may help a reader’s understanding of MD&A.”

Regulation S-K Item 10(e) considerations:

3M reviewed the guidance of Regulation S-K Item 10(e), “Use of non-GAAP financial measures in Commission filings,” relative to the tabular presentation of “Divestiture impacts and strategic investments net benefit/(cost)” referenced above and concluded the presentation does not include a non-GAAP financial measure(s). In so doing, we specifically considered Items 10(e)(2) and 10(e)(4), excerpts/commentary of which are below:

•	Item 10(e)(2)
o

A non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, etc. that: (i) Excludes amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, etc. (e.g., income excluding restructuring charges); or (ii) Includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented (e.g., a revenue measure that combines revenues earned by equity method investees with consolidated revenues).

•	Item 10(e)(4)
o

Non-GAAP financial measures exclude (i) operating and other statistical measures and (ii) ratios or statistical measures calculated using (A) Financial measures calculated in accordance with GAAP; and (B) Operating measures or other measures that are not non-GAAP financial measures.

In light of these references, 3M concluded that it was not presenting information or attempting to include or exclude certain items from an amount that otherwise would or would not be part of reported GAAP results. The “Divestiture impacts and strategic investments net benefit/(cost)” tabular amounts are not measures of financial performance. Instead, they are calculated using actual recorded amounts used to analyze and explain a portion of the year-over-year variances of GAAP measures. 3M uses recorded amounts for its EPS variance analysis and does not consider a roll-forward of prior period to current period GAAP EPS, where recorded amounts are used, to be non-GAAP.

Further, we recognized the staff might be misunderstanding the caption in the table on page 27 entitled “Restructuring actions and exit activities, net of adjustments”—specifically, the reference to “net of adjustments.” As a clarification, the use of “adjustments” in this context does not reflect the type of adjustments to exclude/include items referred to in 10(e)(2) above. Rather, the nomenclature captures the aggregate net charge of $143 million recorded in 2017 reflecting restructuring and exit activities of $146 million, net of the $3 million reduction in accruals due to updates in estimates. These charges and $3 million adjustment are GAAP recorded amounts and fully disclosed in Note 4.

2.

You disclose that as of December 31, 2017 you had not recorded any liability related to the Minnesota Environmental Litigation because you believed any such liability was not probable or estimable.  However, we note from your Form 8-K dated February 20, 2018 that you settled the lawsuit on that day for $850 million.  Please address the following:

•

Please provide us with your analysis of ASC 450-20-25 and ASC 450-20-30 in determining that no loss contingency accrual related to this action was required as of December 31, 2017. Clearly explain to us why the loss contingency was not probable and estimable as of that date.

•	Tell us how you considered the guidance in ASC 855 – Subsequent Events – in concluding on your disclosures relating to this matter in this Form 10-K, which was filed with us on February 8, 2018.

As of December 31, 2017, no loss contingency accrual relating to the Minnesota Environmental Litigation was required, because neither condition of ASC 450-20-25-2 was met. First, the liability was not probable for the following reasons:

•

The Company had a substantial statute of limitations defense that, if successful, would have completely barred the State from recovery. As documents discovered by 3M from the State demonstrated, by the 1990s and early 2000s, the State of Minnesota had knowledge sufficient to bring a natural resource damages (NRD) claim against 3M, yet the State waited to file its lawsuit until December 2010, well beyond the applicable 3- and 6-year statutes of limitations. In November 2017, the Company moved for summary judgment, asking the trial court to decide as a matter of law that, among other things, the State’s claims were barred in their entirety by the applicable statutes of limitations. As of December 31, 2017, the trial court had not ruled on that motion or on the Company’s statute-of-limitations defense. Indeed, on December 28, 2017, in its Judicial Suggestion, the trial court commented, “Assuming that this case goes forward, at a minimum the State risks years of appeal on the statute of limitations issue. There is the possibility a jury could find that the lawyers for the State waited too long to bring the suit. … And the bottom line is juries can be unpredictable.”

•

The Company also had other substantial legal and factual defenses, supported by numerous expert reports and scientific studies, to the State’s claims. In fact, the State’s legal claims and 3M’s defenses were the subject of significant dispute, as evidenced by the dispositive motions filed by both parties and by the fact that, as of December 31, 2017, the trial court had not yet ruled on them. As such, the Company properly assessed that any liability arising from this litigation was not probable as of that date.

In addition, under the second condition of ASC 450-20-25-2, any liability relating to the Minnesota Environmental Litigation was not estimable at that time. Given the potential range of liability asserted by the State and disputed by 3M, there was no reasonable basis to identify any particular amount within the range of loss that was more likely than any other. Applying the guidance of ASC 450-20-30, “when no amount within the range is a better estimate than any other amount, however, the minimum amount in the range shall be accrued.” In the Company’s view, the low end of the range was $0 based on its many defenses to liability, including its statute-of-limitations defense. Accordingly, because any liability arising from this litigation was neither probable nor estimable, or if estimable had a low end of the range of $0, the Company concluded that no accrual for this matter was required in its financial statements for the period ended December 31, 2017.

The Company also considered the guidance in ASC 855 – Subsequent Events, and reasonably concluded that no additional disclosure or accrual was required or appropriate. Between December 31, 2017 and February 8, 2018 – the date the Company’s Annual Report on Form 10-K was filed with the SEC – no event or development occurred in the litigation that changed the Company’s view of the case as of the balance sheet date or as of the date the Company filed its Form 10-K. During this period, the Company was proceeding along two parallel paths:

•

Preparing for litigation. The Company’s trial team was actively preparing to try the case. The Company’s assessment of the prospects of prevailing on the statute-of-limitations defense had not changed, as it remained a viable and meaningful defense during this period and would be heard by the jury. Moreover, on February 7, 2018, the Minnesota Department of Health published reports that supported the Company’s legal and factual arguments and conflicted with the State attorney general’s litigation contentions. As a result, the trial court agreed to delay trial in the case by a week to allow the parties time to assess the new evidence. There was no reason for the Company to change its assessment of the probability of loss during this period.

•

Mediation discussions. As also disclosed in our Form 10-K, the trial court had expressly urged the parties to resolve the litigation before trial and appointed a mediator to facilitate discussions. Although the parties began to engage in mediation discussions during this period, the parties remained so far apart in concept that the discussions led to no change in the Company’s assessment of the probability of loss or in its assessment of the low end of a range of loss, or best estimate of probable loss. During this period, there was considerable uncertainty about potential trial outcomes and whether a settlement was even possible, and in fact no agreement was reached on any amount or other material terms of an agreement.

During the period from February 9 to February 20, 2018 (the date of the Company’s Current Report on Form 8-K that announced the settlement with the State of Minnesota), the Company continued to simultaneously prepare for trial and re-engage in mediation discussions. During this period, the trial court ruled on preliminary motions, oversaw jury selection, and made every indication that the case would be tried. Both sides acted accordingly, going to great lengths to put on the strongest case possible at trial. Separately during this same period, mediation discussions intensified with the mediator meeting almost daily with the parties and probing both parties for general terms and conditions that might be mutually acceptable. These discussions were wide-ranging, lengthy, and contingent on the parties agreeing to all elements of a “global” resolution. Key critical terms and amounts lending themselves toward resolution did not come together until shortly before trial. The parties did not ultimately reach agreement on an amount and other material terms of a final settlement until the day that trial was scheduled to begin  (February 20, 2018).

These events lead to a unique settlement between 3M and the State of Minnesota. As disclosed in the Form 8-K on February 20, 2018, 3M agreed to provide an $850 million grant to the State for a special “3M Water Quality and Sustainability Fund.” This Fund would enable projects that support water sustainability in the Twin Cities East Metro region, such as continued delivery of water to residents and enhancing groundwater recharge to support sustainable growth. The projects will also result in habitat and recreation improvements, such as fishing piers, trails, and open space preservation. 3M recorded a pre-tax charge of $897 million, inclusive of legal fees and other related obligations, in the first quarter of 2018 associated with the resolution of this matter.

If you have any questions or comments with respect to the above, please call me at 651-733-2204.

Sincerely,

/s/ Gregg M. Larson

Gregg M. Larson

cc: Nick Gangestad